Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, these talking points were communicated to certain members of Congress and community leaders.

AMR-US Airways Merger Community Benefits Talking Points

•	I wanted to update you with some exciting news about our company.

•	Today American Airlines and US Airways announced that the two companies will combine to create the new American Airlines – a premier global carrier.

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The new American Airlines will be a stronger, more competitive airline that will benefit consumers, workers and local communities alike. The result for consumers is that we will be a highly competitive alternative to other global carriers.

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The combined company will retain the iconic, globally recognized American Airlines brand and will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

•	The unions for both airlines are supporting this merger because they understand the benefit of working for an airline that is better positioned to compete in today’s industry.

•	The new airline is committed to being a good community partner in its hubs across the country.

What an American Airlines-US Airways Merger Means for Your Community

•	The new American Airlines will strengthen communities nationwide through better service, travel to more destinations and enhanced economic and job opportunities over the long term.

•	Together, American Airlines and US Airways serve more than 187 million passengers a year and employ more than 100,000 people.

•	The combined airline will offer more than 6,700 daily flights to 336 destinations in 56 countries around the world, including 221 destinations and 691 routes in its domestic network.

•	The combined company expects to:

•	Maintain current hubs of both American Airlines and US Airways, resulting in more choices for customers;

•	Expand service from those hubs to offer increased service to existing markets and service to new cities;

•	Provide the most service in the East Coast and Central regions of the U.S., including the East Coast shuttle, enhancing the combined carrier’s competitive position;

•	Expand its presence and further strengthen the network in the West Coast.

American Airlines and US Airways Combination is Good for Consumers

•	The airline industry will remain highly competitive and consumers will continue to have robust choices from a wide variety of other carriers.

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The airline will be a member of the oneworld Alliance, and the merger will improve oneworld’s ability to compete with Star Alliance and Skyteam while providing consumers with more options for travel and benefits domestically and internationally.

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An American-US Airways merger has comparable and in some cases fewer flights that overlap than those of the recent United-Continental, Southwest-AirTran and Delta-Northwest mergers, all of which were cleared by regulators.

How Employees of Both Airlines Benefit from the Merger

•	As evidence of the widespread employee support for the transaction all three unions representing American Airlines employees have agreed to term sheets governing collective bargaining agreements.

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Unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

•	In addition, the union representing US Airways flight attendants has reached a tentative agreement which includes support for the merger.

•	American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.

•	In addition to the path to improved compensation and benefits, the combination will provide a stable financial foundation, which will create greater opportunities for employees over the long term

•	The new airline will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix.

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Tom Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the combined company’s Board of Directors through its first annual meeting of shareholders, and will also serve as the Company’s representative to the oneworld Alliance, of which he is currently chairman, and International Air Transport Association for the same duration.

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Doug Parker, Chairman and CEO of US Airways, will serve as Chief Executive Officer and a member of the Board of Directors. Mr. Parker will assume the additional position of Chairman of the Board following the conclusion of Mr. Horton’s service.

Next Steps

•	The combination must be approved by the bankruptcy court, and is subject to regulatory review and approval and customary closing conditions.

•	The combination is expected to be completed in the third quarter of 2013.

•	Until the merger is complete, American Airlines and US Airways will remain independent, and it will be business as usual at both airlines.

•	We will stay in touch as the process moves forward, but don’t hesitate to reach out if you or your staff have any additional questions.

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Additionally, I encourage you to visit our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about the combination and the many benefits that this transaction has to offer to the stakeholders of both American Airlines and US Airways.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law